Exhibit 99.2

Hitachi Chemical Signs Agreement to Purchase from

Caladrius Biosciences the Remaining 80.1% Interest in

PCT for $75 Million

Caladrius expected to emerge as a well-capitalized cell therapeutics-only development company with multiple proprietary technology platforms

Conference call begins tomorrow, March 17, 2017 at 8:30 am Eastern time

BASKING RIDGE, N.J., (March 16, 2017) – Caladrius Biosciences, Inc. (NASDAQ: CLBS) (“Caladrius” or the “Company”), a cell therapy company with a select therapeutic development pipeline focused on immune modulation, announces that the Company has signed a definitive agreement (the “Agreement”) in which its remaining 80.1% ownership interest in its PCT, LLC (“PCT”) subsidiary will be purchased by Hitachi Chemical Co. America, Ltd. (“Hitachi Chemical”) for $75 million in cash; and in addition there is the potential for Caladrius to receive an additional cash payment of $5 million if PCT achieves a certain revenue-based milestone. PCT is an industry-leading cell therapy development and manufacturing services provider and is currently 19.9% owned by Hitachi Chemical. This transaction will redefine Caladrius as a cell therapeutics-only development company with multiple proprietary technology platforms and significant capital resources to fund future programs.

A $5 million payment from Hitachi Chemical to Caladrius was triggered upon signing the Agreement and $70 million is due upon closing the transaction, $5 million of which will be placed into escrow to cover indemnification claims of Hitachi Chemical, if any. The closing is expected to occur in May 2017 subject to approval by Caladrius’ shareholders and customary closing conditions.

In addition, the Agreement provides for Hitachi Chemical/PCT to continue to provide development and manufacturing services to Caladrius in connection with Caladrius’s T regulatory cell program, for a period of seven years after closing.

Caladrius intends to use the proceeds from this transaction for working capital including, among other things, to complete its currently enrolling Phase 2 trial (the Sanford Project: T-Rex Study) for its lead product candidate, CLBS03 for the treatment of recent-onset type 1 diabetes, to judiciously and opportunistically identify clinical development pipeline candidates and to fully eliminate the Company’s remaining $5.5 million of outstanding debt.

“Hitachi Chemical’s purchase of our remaining interest in PCT unlocks the value of this asset for our Company both by transforming Caladrius into a well-capitalized pure play therapeutics development company and by eliminating our need to contribute the tens of millions of dollars of future capital investment in PCT needed for it to fully realize its cell therapy commercial manufacturing growth goals,” said David J. Mazzo, PhD, Chief Executive Officer of Caladrius. “The transaction provides considerable non-dilutive capital to fund the execution of our ongoing Phase 2 trial while also allowing us to exploit compelling therapeutic prospects.”

“Hitachi Chemical intends to deploy the capital and engineering expertise needed to leverage PCT’s own engineering and cell therapy development and manufacturing expertise, thereby accelerating the creation of a global commercial manufacturing enterprise,” said Robert A. Preti,

PhD, President of PCT.  “All of our clients and especially Caladrius, with which PCT will maintain a strong client relationship, stand to benefit from PCT’s integration into Hitachi’s global footprint and the resulting access to advanced engineering solutions for process optimization and automation for the cell therapy industry.”

The Caladrius Board of Directors voted to approve the Agreement.  Caladrius has received legal representation regarding this transaction from Paul Hastings LLP and financial advice and a written fairness opinion from MTS Health Partners, L.P.

Conference Call

Caladrius’ management will host a conference call for the investment community tomorrow, March 17, 2017, beginning at 8:30 a.m. Eastern time to discuss the transaction, review 2016 financial results, provide a company update and answer questions.

Shareholders and other interested parties may participate in the conference call by dialing 877-562-4460 (U.S.) or 513-438-4106 (international) and providing conference ID 95709222. The call will also be broadcast live on the Internet via the Company’s website at www.caladrius.com/events.

The webcast will be archived on the Company’s website for 90 days.

About Caladrius Biosciences

Caladrius Biosciences, Inc. is a cell therapy development company with cell therapy products in development based on multiple technology platforms and targeting autoimmune and cardiology indications. In addition, the Company seeks to advance additional proprietary platform technologies through grants or out-licensing. The company’s subsidiary, PCT, is a well-known development and manufacturing partner exclusively focused on the cell therapy industry and has served over 100 clients since 1999. Caladrius recently announced the signing of a definitive agreement by which Hitachi Chemical of America will acquire Caladrius’ 80.1% share of PCT ownership in a transaction that is expected to close in May 2017, following approval by Caladrius shareholders. For more information on Caladrius please visit www.caladrius.com.

Additional Information About the Transaction and Where to Find it

Caladrius intends to file with the Securities and Exchange Commission (“SEC”) and mail to its stockholders a proxy statement in connection with, among other things, the sale to Hitachi Chemical Co. America, Ltd. (“Purchaser”) of the 80.1% membership interest in PCT that Purchaser does not already own (the “Sale”). Investors and stockholders of Caladrius are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about Caladrius and the Sale. The proxy statement and other relevant materials (when they become available), and any other documents filed by Caladrius with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by Caladrius by directing such requests to Caladrius Biosciences, Inc., 420 Lexington Avenue, Suite 350, New York, NY 10170, Attn: Jacquelyn Briggs or jbriggs@caladrius.com, Telephone: (646) 606-2221.

Participants in the Solicitation

Caladrius and its directors and executive officers may, under SEC rules, be deemed to be participants in the solicitation of proxies from Caladrius’ stockholders in connection with the Sale. Information regarding Caladrius’ directors and executive officers is contained in Caladrius’ proxy statement on Schedule 14A filed with the SEC on May 10, 2016. Additional information regarding the participants in the solicitation of proxies in respect of the Sale and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement when it becomes available.

Safe Harbor for Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements regarding the Sale, the possibility of obtaining a milestone payment, and the transformation of Caladrius into a therapeutics-only development company. These statements are neither promises nor guarantees, but involve risks and uncertainties that could cause actual events or results to differ materially from those set forth in the forward-looking statements, including, without limitation: risks and uncertainties relating to potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Sale; unexpected costs, charges or expenses relating to or resulting from the Sale; litigation or adverse judgments relating to the Sale; risks relating to the completion of the proposed Sale, including the risk that the required stockholder vote might not be obtained in a timely manner or at all, or other conditions to the completion of the Sale not being satisfied; any difficulties associated with requests or directions from governmental authorities resulting from their review of the Sale; any changes in general economic and/or industry-specific conditions; and other risks detailed in Caladrius’ filings with the SEC, including those disclosed under “Item 1A. Risk Factors” in Caladrius’ Annual Report on Form 10-K filed with the SEC on March 17, 2017 and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release. Caladrius does not intend, and disclaims any obligation, to update or revise any forward-looking information contained in this press release or with respect to the matters described herein.

Contacts

Investors:

LHA

Anne Marie Fields

Senior Vice President

Phone: +1-212-838-3777

Email: afields@lhai.com

Media:

Caladrius Biosciences, Inc.

Eric Powers

Director, Communications and Marketing

Phone: +1-212-584-4173

Email: epowers@caladrius.com